lEGAL PROCEEDINGS  EX-99

Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC has issued a letter to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund has reviewed the asserted deficiencies and violations and filed its response with the SEC. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.

The Securities and Exchange Commission has filed an administrative action against the Fund's President as a result of certain trading activity conducted by him in his personal accounts during 1994. At the present time, it is not known what impact or consequences this action or an unfavorable outcome to this action might have on the future operations or management of the Fund.